July 2, 2025

Ken Lyons
Chief Executive Officer
Midori Group Inc.
5 Hazelton Avenue, Suite 400
Toronto, ON M5R 2E1

       Re: Midori Group Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed June 20, 2025
           File No. 024-12526
Dear Ken Lyons:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 5, 2025 letter.

Amendment No. 3 to Offering Statement on Form 1-A
Trends, page 34

1. We note your revisions in response to prior comment 9 and your disclosure that several of your projects have completed the plant trials and that you have plant trial customers that you expect to launch within the next 6 months. Please clarify what you mean by plant trials in this context and what it means for certain customers to be plant trial customers.
Exhibits

2. Please refile exhibits 6.1, 6.5 and 12.1 in proper text-searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation
       S-T.
 July 2, 2025
Page 2

       Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Arden Anderson, Esq.